U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___          No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___.

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5

Tel: 604-687-1629 ~ Fax: 604-687-2845

E-mail: drcresources@uniserve.com

Website: www.drcresources.com

TSX Symbol: DRC

DRC Resources Receives Exploration Safety Award

July 26, 2004, Vancouver, British Columbia - DRC Resources Corporation is a recipient of the BC and Yukon Chamber of Mines' Exploration Safety Award for 2003.

"With the growing activities in the exploration sector during the past year, the management of DRC Resources is very proud to be recognized by the BC and Yukon Chamber of Mines for the safe working environment DRC has provided for its employees and visitors," said President and CEO John Kruzick.

The award is presented to those companies engaged in mineral exploration in Western Canada who have reported one year without a lost workday accident following a minimum of 800 hours of exploration activity. Last year, DRC Resources had no lost day accidents for 24,800 hours of exploration work.

DRC Resources' policies manual reaffirms the Company's commitment to ensuring the health and safety of its employees and visitors to all DRC work sites, as well as protection of the environment under its stewardship.

According to the BC and Yukon Chamber of Mines' Safety Report, the annual workforce in Western Canada currently averages an estimated 2,000 to 3,000 explorationists, of which the Chamber's safety-related statistics probably represents 60 to 80 percent. Exploration spending in BC and the Yukon increased from $40 million to $60 million between 2002 and 2003.

About DRC Resources Corporation (TSX: DRC)

DRC Resources Corporation is a natural resource company with its head office in Vancouver and a field office in Kamloops, B.C. The main focus of DRC Resources is the exploration and development of the Afton Copper-Gold Project, located 10 km west of Kamloops, B.C.

According to the British Columbia Ministry of Energy & Mines, the Afton Project is the largest advanced exploration project in South Central B.C. To date the Company had expended over $5 Million on exploration on the Afton Mineral Zone, outlining a 68.7 Million Tonne Measured and Indicated Mineral Resource of 1.68% Copper Equivalent or 2.61g/t Gold Equivalent (1.08% Cu, 0.85 g/t Au, 2.62 g/t Ag, 0.12 g/t Pd). The Company is also exploring for mineral potentials at the nearby Ajax and Pothook properties within its 100% owned claim boundary.

On behalf of DRC Resources Corporation,

"John Kruzick"

John H. Kruzick
President and Chief Executive Officer

For further information on DRC Resources and the Afton Project, please contact:

John Kruzick

DRC Resources Corporation

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 604-687-1629, Fax: 604-687-2845
Email: drcresources@uniserve.com
Website: www.drcresources.com

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: This release made may contain forward-looking statements that are affected by known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed, implied or anticipated by such forward-looking statements. Such forward-looking statements herein represent management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

DRC Resources Corporation's shares trade on the Toronto Stock Exchange (TSX: DRC). The TSX has neither approved nor disapproved the form or content of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION

(Registrant)

Date: July 26, 2004

By:

/s/ John Kruzick

John Kruzick, President/Director